Mail Stop 6010


      August 5, 2005


Via U.S. Mail and Facsimile to (636) 728-3010

David L. Dyckman
Executive Vice President and Chief Financial Officer
Thermadyne Holdings Corporation
16052 Swingley Ridge Road, Suite 300
Chesterfield, Missouri 63017


	Re:	Thermadyne Holdings Corporation
		Form 10-K for the year ended December 31, 2004
		Filed March 31, 2005
Forms 10-Q for the periods ended March 31, 2005
      File No. 000-23378


Dear Mr. Dyckman:

      We have reviewed your filings and have the following comments.
We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-K for the year ended December 31, 2004

Item 7.  Management`s Discussion and Analysis of Financial
Condition
and Results of Operations

Critical Accounting Policies, page 27

Intangible Assets, page 27

1. We note that you recorded $123 million as goodwill in order to record the excess of the Reorganization Value over identifiable assets and that you recorded $34 million as indefinite-lived intangible assets related to your trademark. Please revise and tell us the basis for classifying the trademark as an indefinite-lived intangible asset.
2. In light of your significant fresh-start goodwill and intangible assets, please tell us and revise to disclose whether your actual results of operations are consistent with those projected in your fresh start valuation.

Financial Statements, page F-1

Consolidated Statements of Cash Flows, page F-6

3. We note that you have foreign subsidiaries and that local currencies are the functional currencies of these entities. Additionally, we note that the effect of exchange rate changes on cash has not been included as an item on the cash flow statement. According to SFAS 95 you should determine the impact of changes in exchange rates on cash using the computational guidance set forth in
Example 2 to Appendix C to that Standard. Please revise your statement of cash flows to reflect the effects of exchange rates in accordance with SFAS 95 or advise.
Note 2.  Significant Accounting Policies, page F-9

Revenue Recognition, page F-9

4. We see your current revenue recognition disclosures that revenue is "typically recognized upon shipment to the customer," but believe that this policy should be more specific. If the policies vary by product please provide revenue recognition policies that are product specific. The policies should address the extent of any customer acceptance, installation, training or other post-shipment obligations, rights of return, etc. and how these impact revenue recognition. Clarify why shipment is the appropriate point for revenue recognition and whether the terms of shipment are FOB shipping or destination. In addition, provide details of whether your revenue arrangements have multiple deliverables, since we see on page two of the business section that your products include equipment, accessories and consumables, and the impact of EITF 00-21.
5. We see on page eight that your products are sold through distributors. Please tell us whether you offer sales incentives, credits, discounts or price protection or have other arrangements with these distributors or other parties. Additionally, tell us about the significant terms of your agreements with distributors including payment, return, exchange and other significant matters. Explain and support why you believe it is appropriate to recognize revenue upon shipment of products to distributors. Please revise your revenue recognition policy to specifically address transactions with distributors. Refer to SAB 104, SFAS 48 and EITF 01-09 as necessary.

Note 4. Plan of Reorganization, page F-11

6. We note that you recorded goodwill of $135.9 million and other intangibles of $79.4 million upon the adoption of fresh start accounting. Tell us and expand, in the footnotes and in management`s discussion and analysis of financial condition and results of operations, to disclose the significant assumptions used to determine the $518 million reorganization value, the intangible assets value
and related goodwill.   Please expand to describe in more detail
disclosures about estimated revenues, operating expenses and cash flows and the discount rates and other significant assumptions applied. Describe assumptions about anticipated conditions that are expected to be different from current conditions and your recent operating history.

Note 11. Warrants, page F-22

7. In connection with the Restructuring and the settlement of the various creditor classes in the Chapter 11 bankruptcy proceeding, we note that you issued three classes of warrants. Please tell us and revise to disclose the fair value of the warrants issued.
Additionally, address both the method and the significant assumptions applied in determining the fair value.

Note 16.  Segment Information, page F-31

8. Please revise the long-lived asset disclosure to include only tangible assets as required by paragraph 38b of SFAS 131.
Note 17.  Contingencies, page F-32

9. Please revise to provide more details of the manganese-induced illness lawsuits, including the number of claims filed each period, the number of claims pending at the end of each period and the number of claims dismissed, settled or otherwise resolved each period. Provide details of the estimated range of losses related to these matters, the amounts accrued in the financial statements and the basis for this accrual. Clarify whether the accrual considers the amount of any anticipated insurance or other indemnification rights and the basis for this. Refer to SAB Topic 5-Y.

10. We note on page 12 that you state you have in the past and may in the future be named a potentially responsible party of certain off-site disposal sites. Please tell us and revise to disclose if you are presently named as a potentially responsible party (PRP). If you are presently named as a PRP please clarify the number of claims filed and the status of each of these claims. Provide more details of the exposure related to the PRP sites, including the amounts accrued related to these matters and the basis for the accrual. Additionally, clarify the reason that you believe these matters will not have a significant impact on results of operations, liquidity or financial condition. Please note that if there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred and the amount of that additional loss would be material to a decision to buy or sell your securities you should (a) disclose the estimated additional loss, or range of loss, that is reasonably possible, or (b) state that such an estimate cannot be made. Refer to SAB Topic 5.Y. and SOP 96-1.


Form 10-Q for the period ended March 31, 2005
11. Please address the above comments in the Form 10-Q, as applicable.

Form 8-K dated April 28, 2005

12. We reference the discussion of non-GAAP measures throughout the
Form 8-K and the reconciliation of GAAP to non-GAAP information on pages 7 and 9, including non-GAAP measures for operating EBITDA, gross margin excluding depreciation and selling, general and administrative expense excluding depreciation and severance. Please note that Instruction 2 to Item 2.02 of Form 8-K requires that when furnishing information under this item you must provide all the disclosures required by paragraph (e)(1)(i) of Item 10 of Regulation
S-K and Question 8 of the FAQ Regarding the Use of Non-GAAP
Financial
Measures dated June 13, 2003 for each non-GAAP measure presented. Please revise future filings to include a discussion, in sufficient detail, of the following for each non-GAAP measure:
* The substantive reasons why management believes the non-GAAP measure provides useful information to investors;

* The specific manner in which management uses the non-GAAP measure to conduct or evaluate its business;

* The economic substance behind management`s decision to use the measure; and

* The material limitations associated with the use of the non-GAAP measure as compared to the use of the most directly comparable
GAAP
measure and the manner in which management compensates for these limitations when using the non-GAAP measure.

Please note that these disclosures are required for each measure presented that differs from the most directly comparable GAAP measure. Please provide us with a sample of your proposed disclosure.

13. In addition, Item 10(e)(1)(i) of Regulation S-K requires that whenever one or more non-GAAP financial measures are included in a filing with the Commission the registrant must include a presentation, with equal or greater prominence, of the most directly comparable financial measure or measures calculated and presented in accordance with Generally Accepted Accounting Principles (GAAP). The discussion of operating EBITDA focuses on the non-GAAP measures and does not include a discussion of similar GAAP measures with equal or greater prominence. Please revise future filings and provide us with a sample of your proposed disclosure.


*    *    *    *

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review.
Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Traci Hornfeck, Staff Accountant, at (202)
824-
5565 or me at (202) 824-5264 if you have questions regarding these comments. In this regard, do not hesitate to contact Brian
Cascio,
Branch Chief, at (202) 942-1791.


							Sincerely,



							Lynn Dicker
							Reviewing Accountant

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Mr. David L. Dyckman
Thermadyne Holdings Corporation
August 5, 2005
Page 6



Mr. Martin Perellis
Camera Platforms International, Inc.
August 5, 2005
Page 2